FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending May 27, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 27, 2005                                              By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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Issued -  Wednesday 25th May 2005, London - LSE Announcement


                              GLAXOSMITHKLINE PLC
             ANNOUNCES CHANGE TO THE BOARD'S REMUNERATION COMMITTEE

The Board has appointed Dr Ronaldo Schmitz a member of the Remuneration Committee, with immediate effect.

This brings the membership of the Committee to four Non-Executive Directors all of whom are independent

The attached list shows the membership of the Board's Committees.

S M Bicknell
Company Secretary
25th May 2005


                                                       ------------------------



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                                                      BOARD COMMITTEE MEMBERSHIP
                                                 WITH EFFECT FROM 25TH MAY 2005.


----------------------- ----------------------------- --------------------------

Board Committee           Committee Chairman          Members

----------------------- ----------------------------- --------------------------
----------------------- ----------------------------- --------------------------
                                                      Sir Deryck Maughan
Audit                     Dr Ronaldo Schmitz          Sir Ian Prosser
                                                      Sir Robert Wilson


----------------------- ----------------------------- --------------------------
----------------------- ----------------------------- --------------------------

Remuneration              Sir Robert Wilson           Mr H Lawrence Culp
                                                      Sir Crispin Davis
                                                      Dr Ronaldo Schmitz

----------------------- ----------------------------- --------------------------
----------------------- ----------------------------- --------------------------
                                                      Sir Ian Prosser
Nominations               Sir Christopher Gent        Dr Ronaldo Schmitz

----------------------- ----------------------------- --------------------------
----------------------- ----------------------------- --------------------------
                                                      Sir Ian Prosser
Corporate Responsibility  Sir Christopher Gent        Dr Lucy Shapiro

----------------------- ----------------------------- --------------------------



GSK Enquiries:

UK Media enquiries:                     Philip Thomson           (020) 8047 5502
                                        David Mawdsley           (020) 8047 5502
                                        Chris Hunter-Ward        (020) 8047 5502
                                        Alice Hunt               (020) 8047 5502

US Media enquiries:                      Nancy Pekarek            (215) 751 7709
                                         Mary Anne Rhyne          (919) 483 2839
                                        Patricia Seif            (215)  751 7709

European Analyst/Investor enquiries:    Duncan Learmouth         (020) 8047 5540
                                        Anita Kidgell            (020) 8047 5542
                                        Jen Hill                 (020) 8047 5543

US Analyst/ Investor enquiries:          Frank Murdolo            (215) 751 7002
                                         Tom Curry                (215) 751 5419

                            Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

26 May 2005                 Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 2,943 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.

The Company was advised of these transactions on 27 May 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop, are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

27 May 2005